                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No.      )*
                                           -----
                          MAGNUM HUNTER RESOURCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   55972F20-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Jim Kneale, Senior Vice President, ONEOK Texas Resources, Inc.
                612 North Polk, Amarillo, TX 79107, 918.588.7800
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 3, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the aquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f)or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7(b) for other parties to whom copies are to be sent.

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                             -----------------------------
CUSIP No.   55972F20-3                             Page         of         Pages
                                                        -------    -------
----------------------                             -----------------------------

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
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                 ONEOK Texas Resources, Inc.
                                                                                 EIN: 75-2968703
------------------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMEMBER OF A GROUP
     (a)  [ ]
     (b)  [ ]
------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)

     WC
------------------------------------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                         -------------

------------------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
------------------------------------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    9,598,804/13.4%*
               ---------------------------------------------------------------------------------------------
 NUMBER OF      8   SHARED VOTING POWER
  SHARES
BENEFICIALLY        0
 OWNED BY      ---------------------------------------------------------------------------------------------
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON            9,598,804/13.4%*
   WITH        ---------------------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,598,804*
------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (See Instructions)
                                                                                         -------------

------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
------------------------------------------------------------------------------------------------------------

* Some of the shares are subject to restrictions on voting and sale as described in Item 5(b) hereof. Beneficial ownership is allocated as described in Item 5(a) hereof.

Item 1. Security and Issuer.

     On February 3, 1999, ONEOK Resources Company, a Delaware corporation ("Resources"), a wholly-owned subsidiary of ONEOK, Inc. ("ONEOK"), acquired 50,000 shares of 1999 Series A 8% Convertible Preferred Stock (the "Preferred Stock") of Magnum Hunter Resources, Inc. ("Magnum Hunter"). The address of Magnum Hunter's principal executive offices is 600 East Las Colinas Boulevard, Suite 1100, Irving, TX 75039.

     The Preferred Stock was convertible into common stock of Magnum Hunter ("Common Stock") which, at that time, if fully converted, would have represented approximately 32% of the outstanding Common Stock of Magnum Hunter on a fully-diluted basis. The Preferred Stock had a liquidation value of $50 million. Dividends on the Preferred Stock were payable at the rate of 8% per year and were cumulative. Additional terms and conditions relating to the Preferred Stock were set forth in the Certificate of Designations 1999 Series A 8% Convertible Preferred Stock (par value $0.001 per share) filed January 29, 1999 with the Secretary of State of Nevada. As part of the Preferred Stock transaction, ONEOK acquired the right to nominate two members of the Board of Directors of Magnum Hunter.

     ONEOK filed a Form 8-K on December 16, 1998 announcing the proposed transaction. Magnum Hunter filed a Form 8-K on December 14, 1998 announcing the proposed transaction and filed another Form 8-K on February 11, 1999 announcing the closing of the transaction. Magnum Hunter and Resources each filed a Notification and Report Form for Certain Acquisitions and Mergers as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended for this transaction. On January 13, 1999, the Federal Trade Commission provided written notice of early termination of the waiting period provided by Section 7A(b)(1) of the Clayton Act. The beneficial ownership of Resources in Magnum Hunter was also disclosed in Magnum Hunter's periodic reports on its Forms 10-K and in its Proxy Statements for each of the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001.

     In a later unrelated transaction, pursuant to an S-3 Registration Statement filed May 24, 1999, as amended by Amendment No. 1 to that Registration Statement filed by Magnum Hunter July 13, 1999 (collectively, the "Registration Statement"), Magnum Hunter issued to all holders of its securities, for no additional consideration, a total of 10,512,149 warrants to purchase Magnum Hunter's Common Stock at $6.50 per share. The warrants were subject to the terms and conditions of a Warrant Agreement dated June 21, 1999, a copy of which was attached to the Registration Statement.

     As a result of the warrant offering covered by the Registration Statement, Resources received warrants granting it the right to purchase 3,174,600 shares of Magnum Hunter's Common Stock at $6.50 per share. The Registration Statement stated that Magnum Hunter issued the warrants because it believed that its Common Stock may be undervalued and it desired to reward its stockholders who maintained their ownership, and to allow the company to receive additional capital upon exercise of the warrants.

     By letter dated October 12, 2000, Resources notified Magnum Hunter of its intent to exercise all of the warrants held by Resources at an exercise price of $6.50 per share for a total cash consideration of $20,634,900. The exercise occurred on or about October 16, 2000. Resources received 3,174,600 shares of Magnum Hunter Common Stock as a result of the exercise of those warrants. Thus, at that time, Resources held 3,174,600 shares of Magnum Hunter Common Stock and 50,000 shares of Magnum Hunter Preferred Stock.

     On or about November 30, 2000, Magnum Hunter redeemed for cash 25,000 shares of the Preferred Stock held by Resources. In January of 2001, Resources converted its remaining 25,000 shares of Preferred Stock into Magnum Hunter Common Stock by surrendering the Preferred Stock certificates to Magnum Hunter with written notice of its desire to convert. No additional consideration was paid by Resources to effect such conversion. Resources received 4,761,904 shares of Magnum Hunter Common Stock as a result of such conversion, which caused Resources to then hold a total of 7,936,504 shares of Magnum Hunter Common Stock.

     In December of 2001, Resources transferred all of the Common Stock it held in Magnum Hunter (7,936,504 shares) to ONEOK Texas Resources, Inc, a Delaware corporation ("ONEOK Texas Resources"), a wholly-owned subsidiary of Resources.

     In a later unrelated transaction, pursuant to an S-3 Registration Statement filed February 12, 2002, as amended by Amendment No. 1 to that Registration Statement filed March 20, 2002, Magnum Hunter issued to all of its common stockholders, at no charge, one warrant for every five shares of Magnum Hunter common stock owned on January 10, 2002. Each warrant entitles the holder to purchase from Magnum Hunter one share of its common stock for $15.00. Each warrant will expire on March 21, 2005. As a result of that warrant offering, ONEOK Texas Resources received warrants granting it the right to purchase 1,587,300 shares of Magnum Hunter common stock at $15.00 per share.

Item 2. Identity and Background

     The person filing this statement, ONEOK Texas Resources, is a corporation organized under the laws of the state of Delaware. Its principal offices and principal place of business are located at 612 North Polk, Amarillo, Texas 79107. The principal business of ONEOK Texas Resources is holding investments of Resources, including the Common Stock of Magnum Hunter.

     All of the stock of ONEOK Texas Resources is owned by Resources. Resources is a corporation organized under the laws of the state of Delaware with its principal offices and principal place of business at 100 West 5th Street, Tulsa, OK, 74103. The principal business of Resources is the exploration and production of oil and natural gas.

     All of the stock of Resources is owned by ONEOK, a corporation organized under the laws of the state of Oklahoma with its principal offices and principal place of business at 100 West 5th Street, Tulsa, OK, 74103. ONEOK engages in several aspects of the energy business, some of which is conducted through its subsidiaries. The company purchases, gathers, processes, transports, stores and distributes natural gas, drills for and produces oil and gas, and extracts, sells and markets natural gas liquids. It also engages in gas marketing and trading, owns and operates an electric generating plant and engages in the wholesale marketing of electricity.

     The name, business address and present principal occupation or employment of each officer and director of each of ONEOK Texas Resources, Resources and ONEOK are set forth in Exhibit 1 hereto and incorporated herein by reference.
                       ---------

     During the last five years, none of ONEOK Texas Resources, Resources or ONEOK or, to the best of ONEOK Texas Resources' knowledge, any of their officers or directors, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the last five years, none of ONEOK Texas Resources, Resources or ONEOK or, to the best of ONEOK Texas Resources' knowledge, any of their officers or directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each officer and director of each of ONEOK Texas Resources, Resources and ONEOK is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

     As further described in Item 1 above, Resources originally purchased the Preferred Stock on February 3, 1999 for $50 million in cash. The source of the funds for the purchase was working capital of Resources arising from funds advanced or contributed by ONEOK, Inc. arising from a combination of operating cash flow from ONEOK, Inc. and its subsidiaries and borrowings from a combination of commercial paper issuances, lines of credit and various public debt issuances.

     As further described in Item 1 above, in 1999 Resources received warrants to purchase additional Magnum Hunter Common Stock under the Registration Statement without payment of any additional consideration. Resources exercised those warrants to purchase Common Stock at an exercise price of $6.50 per share for total cash consideration of $20,634,900. Resources received 3,174,600 shares of Magnum Hunter Common Stock as a result of that transaction. The source of the funds for that transaction was working capital of Resources arising from funds advanced or contributed by ONEOK, Inc. arising from a combination of operating cash flow from ONEOK, Inc. and its subsidiaries and borrowings from a combination of commercial paper issuances, lines of credit and various public debt issuances.

     As further described in Item 1 above, on or about November 30, 2000, Magnum Hunter redeemed 25,000 shares of the Preferred Stock held Resources for cash. In January of 2001, Resources converted the remaining 25,000 shares of Preferred Stock it held into Common Stock of Magnum Hunter without payment of any additional consideration.

     All of the Magnum Hunter Common Stock held by Resources was transferred to ONEOK Texas Resources, its wholly-owned subsidiary, in December of 2001 as a capital contribution. As further described in Item 1 above, ONEOK Texas Resources received warrants from Magnum Hunter in 2002 without payment of any additional consideration.

Item 4. Purpose of Transaction

     As described in ONEOK's Form 8-K filed December 16, 1998, and in Magnum Hunter's Form 8-K filed February 3, 1999, Resources purchased the Preferred Stock in February of 1999 as part of a strategic alliance designed to maximize natural gas production and development opportunities for both companies, to allow ONEOK to market certain of Magnum Hunter's natural gas production in the state of Oklahoma and to allow ONEOK to participate in future acquisitions of Magnum Hunter in the state of Oklahoma. Magnum Hunter stated in its Form 8-K filed February 3, 1999 that it intended to use the net proceeds from the sale of the Preferred Stock to repay senior bank indebtedness, to provide working capital for general corporate purposes and to finance acquisitions, as determined by Magnum Hunter's board of directors.

     The Registration Statement filed by Magnum Hunter provides that Magnum Hunter issued the warrants because it believed that its Common Stock may have been undervalued and it desired to reward its then-current stockholders who had maintained their ownership, and to allow the company to receive additional capital upon exercise of the warrants. The purpose of exercise of the warrants by Resources was to increase Resources' equity ownership in Magnum Hunter.

     Pursuant to a Form 8-K filed December 17, 2001, Magnum Hunter announced that on December 17, 2001, it and Prize Energy Corp. ("Prize Energy") entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Prize Energy would be merged with and into Pintail Energy, Inc., a wholly owned subsidiary of Magnum Hunter. Magnum Hunter recently announced the completion of the merger on March 15, 2002. As a result of the merger, Prize shareholders now own approximately 49% of the combined company and Magnum Hunter shareholders own approximately 51%. The merger decreased the percentage of beneficial ownership of ONEOK Texas Resources in Magnum Hunter to the percentage set forth on the cover page hereof.

     None of ONEOK Texas Resources, ONEOK or Resources has any current plans or proposals which relate to or would result in the actions or matters described in
Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

     (a) The aggregate number of shares beneficially owned by the reporting person, including the persons described in Item 2, is 9,598,804 shares of Common Stock, representing in the aggregate approximately 13.4% of the outstanding Common Stock of Magnum Hunter. Of that total amount, ONEOK Texas Resources beneficially owns 9,523,804 shares of Common Stock (approximately 13.3%), David Kyle, an executive officer of ONEOK Texas Resources, beneficially owns 64,800 shares (less than 0.1%), and Jim Kneale, an executive officer of ONEOK Texas Resources, beneficially owns 10,200 shares (less than 0.1%). These beneficial ownership amounts include the right of ONEOK Texas Resources to acquire Common Stock within 60 days through the exercise of the warrants acquired in 2002 as described in Item 1 hereof and the right of the individuals named above to acquire Common Stock within 60 days through the exercise of stock options.

     (b) Each of the parties described above has the sole right to vote and the sole right to dispose of all of the Common Stock described in Item 5(a) above, subject to the restrictions on voting and sale set forth in that certain Shareholder and Voting Agreement dated as of February 3, 1999, originally entered into between Magnum Hunter and Resources, a copy of which is attached hereto as Exhibit 3, except that the warrants and options to acquire shares of
          ---------
Magnum Hunter Common Stock held by ONEOK Texas Resources and the executive officers described above do not include the right to vote or dispose of shares of Common Stock unless and until such options or warrants are exercised and the underlying Common Stock is issued.

     (c) No transactions with respect to the Magnum Hunter Common Stock were effected in the prior 60 days by ONEOK Texas Resources, ONEOK or Resources or, to the best of ONEOK Texas Resources' knowledge, by any of their officers or directors, except the assignment of Common Stock of Magnum Hunter from Resources to ONEOK Texas Resources as described in Item 1 above.

     (d) Except as disclosed in this statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities of Magnum Hunter held by ONEOK Texas Resources.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     (a) Shareholder and Voting Agreement.
         --------------------------------

     Resources and ONEOK, Inc. (collectively for purposes of this Item 6(a), "ONEOK") entered into a Shareholder and Voting Agreement dated February 3, 1999 (the "Shareholder Agreement"), a copy of which is attached hereto as Exhibit 3
                                                                     ---------
relating to the Preferred Stock and common stock into which the Preferred Stock was convertible (such common stock for purposes of this Item 6(a) is referred to as the "Common Stock"). The Shareholder Agreement grants ONEOK the right to nominate two members to Magnum Hunter's Board of Directors (or at least 20% of the total members of the Board) so long as ONEOK, Inc. and its affiliates own Common Stock and Preferred Stock that aggregate to at least 20% of the outstanding Common Stock of Magnum Hunter on a fully diluted basis.

     The Shareholder Agreement provides that ONEOK will (i) vote up to one-third of the aggregate voting power of its Common Stock in its sole discretion, and
(ii) vote the remainder of its Common Stock in the same proportions as all other shares of Magnum Hunter voting stock are voted. However, ONEOK may vote its Common Stock in it sole discretion with respect to (i) a third party change of control with respect to Magnum Hunter, (ii) any amendment to Magnum Hunter's articles of incorporation and (iii) any vote required by the exchange on which Magnum Hunter's equity securities are listed.

     The Shareholder Agreement provides that ONEOK will not purchase any shares of common stock of Magnum Hunter or other securities other than the Preferred Stock, except as otherwise provided in the Agreement. The Agreement grants ONEOK anti-dilution rights to purchase its pro rata share of any equity securities that Magnum Hunter proposes to issue in a registered underwritten public offering, with certain exclusions. ONEOK also has certain other rights to maintain its proportionate ownership in Magnum Hunter. The Shareholder Agreement provides that if ONEOK's ownership of Common Stock increases above 40%, then certain actions will occur which will cause ONEOK's holdings to be reduced below the 40% level.

     The Shareholder Agreement further provides that ONEOK will not directly or indirectly sell any shares of Preferred Stock during the one year period beginning February 3, 1999. If at any time after that one-year period ONEOK, Inc. or its affiliates desire to sell any Common Stock then, to the extent such amount of shares exceeds 10% of the then-outstanding Common Stock of Magnum Hunter on a fully-diluted basis, Magnum Hunter has a right of first purchase to acquire such excess amount of shares. ONEOK also agreed not to directly or indirectly sell any shares of Preferred Stock to a prospective transferee which together with any affiliates would become a beneficial or record owner of more than 10% of the outstanding stock of Magnum Hunter on a fully diluted basis.

     (b) Registration Rights Agreement.
         -----------------------------

     Pursuant to a Registration Rights Agreement dated as of February 3, 1999 (the "Registration Rights Agreement"), between Magnum Hunter and Resources, a copy of which is attached hereto as Exhibit 4, Magnum Hunter agreed to grant to
                                    ---------
Resources certain demand and piggyback registration rights relating to the registration from time to time of Magnum Hunter Common Stock obtained by Resources through the conversion of the Preferred Stock, subject to certain restrictions and conditions. On March 27, 2002, Magnum Hunter filed an Amendment No. 2 to its Form S-3 Registration Statement to register, in addition to shares held by other holders, 4,761,904 shares of Magnum Hunter Common Stock held by ONEOK Texas Resources as a result of conversion of the Preferred Stock described in Item 1 above.

Item 7. Material to be Filed as Exhibits

     Exhibit 1 - Identity of Officers and Directors of ONEOK Texas Resources,
                 Inc., ONEOK Resources Company and ONEOK, Inc.

     Exhibit 2 - Certificate of Designations of Magnum Hunter's 1999 Series A 8%
                 Convertible Preferred Stock filed January 29, 1999 with the Secretary of State of Nevada

     Exhibit 3 - Shareholder and Voting  Agreement dated February 3, 1999 between the Issuer,  ONEOK,  Inc. and Resources

     Exhibit 4 - Registration Rights Agreement dated February 3, 1999 between the Issuer and Resources

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONEOK Texas Resources, Inc.


By: /s/  Jim Kneale
    -----------------------------------------------
    Jim Kneale, Senior Vice-President, Treasurer,
    Chief Financial Officer and Corporate Secretary

Dated:  April 2, 2002.